SCHEDULE 13D

Amendment No. 1
Geotel Communication Corporation
Common Stock
Cusip # 373656107


Cusip # 373656107
Item 1:	Reporting Person - Fidelity Investors Management
Corp.
Item 4:	PF
Item 6:	Commonwealth of Massachusetts
Item 7:	149,943
Item 8:	None
Item 9:	149,943
Item 10:	None
Item 11:	149,943
Item 13:	1.14%
Item 14:	HC


PREAMBLE

	The filing of this Schedule 13D is not, and should not be deemed to be, an admission that such Schedule 13D is required to be filed. See the discussion under Item 2.

Item 1.	Security and Issuer.

	ITEM 1 IS NOT AMENDED.

Item 2	Identity and Background.

	ITEM 2 IS NOT AMENDED.

Item 3.	Source and Amount of Funds or Other Consideration.

ITEM 3 IS HEREBY AMENDED BY ADDING THE FOLLOWING INFORMATION
TO THE STATEMENT SET FORTH IN ITEM 3:

	During the month of October, FILP sold an aggregate of 100,000 Shares of the Company's common stock, including the Shares sold in the transactions set forth in Schedule B attached hereto. On December 15, 1997, FILP distributed
900,941 Shares of the Company's common stock to its general and limited partners.

Item 4.	Purpose of Transaction.

	ITEM 4 IS NOT AMENDED.

Item 5.	Interest in Securities of Issuer.

ITEMS 5(a), 5(b), 5(c) AND 5(e)  ARE HEREBY AMENDED IN THEIR
ENTIRETY TO READ AS FOLLOWS:

	(a)	As of December 15, 1997, FILP owned 149,943
Shares, or approximately 1.14% of the outstanding Shares of the Company. As of such date, FIMC owned 7,013, or approximately 0.05% of the outstanding shares of the Company.

	(b)	As FILP's general partner and investment adviser,
FIMC has sole voting and dispositive power over the 149,943
Shares held by FILP. FIMC has sole voting and dispositive power over the 7,103 shares held by FIMC directly.

	(c)	Item 3 and Schedule B set forth a summary of the
transactions in the Company's Shares effected by FIMC and FILP during the past 60 days, and such information is hereby incorporated by reference herein.

	(e)	As of December 15,1997, FIMC and FILP ceased to
have beneficial ownership of more than 5% of the outstanding common stock of the Company.

Item 6.	Contract, Arrangements, Understandings or
Relationships With Respect to 	Securities of the Issuer.

	ITEM 6 IS NOT AMENDED.


Item 7.	Material to be Filed as Exhibits.


	Not Applicable.

	This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

						Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	January 9, 1998

						Fidelity Investors Limited
Partnership
						By: Fidelity Investors
Management Corporation
						(its sole General Partner)



						By:
						John J. Remondi
						President




						Fidelity Investors Management
Corporation



						By:
						John J. Remondi
						President


SCHEDULE B


Geotel Communications Corporation

FILP sold Shares since October 20, 1997 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions.

	DATE	SHARES	PRICE
	10/20/97	12,000	$18.90
	10/21/97	1,000	18.63
	10/22/97	23,100	18.53
	10/23/97	19,900	18.91
	10/24/97	1,000	18.94
	10/28/97	5,000	17.45